                                 SCHEDULE 13D/A


                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*


                           Kinnard Investments, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.02 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   497059105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Philip T. Colton
                       5500 Wayzata Boulevard, Suite 800
                             Minneapolis, MN 55416
                                 (612) 542-6000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    6/13/00
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  4970509105             13D                          PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Stockwalk.com Group, Inc. / #41-1756256
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    340,290
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    340,290
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     340,290
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO/BD
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
  CUSIP NO. 4970509105              13D                    PAGE 3 OF 5 PAGES
---------------------------                          ---------------------------


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the voting Common Stock, par value $.02 of Kinnard Investments, Inc. (the "Issuer"), a Minnesota corporation having its principal executive offices at 920 Second Avenue South, Minneapolis, Minnesota 55402.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by Stockwalk.com Group, Inc. ("Stockwalk"). Stockwalk's business address is 5500 Wayzata Boulevard, Suite 800, Minnesota, Minnesota 55416. Information concerning the principal business of Stockwalk is set forth in Section 9 ("Certain Information Concerning the Purchaser and Stockwalk") of the Offer to Purchase filed with the Commission on January 14, 2000 and Amendment No. 1 to Stockwalk's Registration Statement on Form S-2 filed with the Commission on June 23, 2000 (Registration No. 333-35544), both of which are incorporated herein by reference. The names, business addresses, present principal occupations or employments, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officer of Stockwalk are set forth therein and are incorporated herein by reference.

         Stockwalk, and to the best of its knowledge, none of its officers or directors, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of Common Stock of the Issuer were purchased from available cash reserves or working capital.

ITEM 4.  PURPOSE OF TRANSACTION



         The shares of Common Stock of the Issuer were purchased by Stockwalk for investment purposes only. Stockwalk and the Issuer are parties to that certain Agreement and Plan of Merger dated as of June 5, 2000 pursuant to which and following the satisfaction of the terms and conditions stated therein, Issuer would be merged into a wholly-owned subsidiary of Stockwalk and upon consummation Issuer would become a wholly-owned subsidiary of Stockwalk. The Agreement and Plan of Merger is filed as Exhibit 2.7 to Amendment No. 1 to Stockwalk's Form S-2 Registration Statement filed with the Commission on June 23, 2000 (Registration No. 333-35544) and is hereby incorporated herein by reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of June 1, 2000 by Stockwalk is set forth in Schedule III of the Offer to Purchase and is incorporated herein by reference.

---------------------------                          ---------------------------
  CUSIP NO. 4970509105              13D                    PAGE 4 OF 5 PAGES
---------------------------                          ---------------------------

         According to the Issuer's most recent Form 10-Q filing with the SEC, the Issuer has 4,885,691 shares of Common Stock outstanding. Stockwalk, at the present time, owns 340,290 shares of the Issuer's Common Stock, constituting approximately 6.96% of all of the outstanding voting Common Stock.

         Information with respect to transactions by Stockwalk in Common Stock of the Issuer in the last 60 days are set forth below:


                                                                       Number
                               Settlement           Type of              of             Price/               %
          Name                    Date            Transaction          Shares           Share           Outstanding
-------------------------    ---------------    ----------------    -------------    -------------    ----------------
Stockwalk                       6/12/00               Buy               9,100            8 5/16            0.1%
Stockwalk                       6/12/00               Buy              21,400            8.4525            0.4%
Stockwalk                       6/13/00               Buy              10,375            8.6625            0.2%
Stockwalk                       6/14/00               Buy              11,100            8.7425            0.2%
Stockwalk                       6/15/00               Buy              11,000            8.6807            0.2%
Stockwalk                       6/20/00               Buy               8,200            8.7195            0.1%
Stockwalk                       6/21/00               Buy               5,000            8 13/16           *
Stockwalk                       6/22/00               Buy              10,400            8 3/4             0.2%
Stockwalk                       6/23/00               Buy              15,300            8.749             0.3%
Stockwalk                       6/26/00               Buy              26,515            8 3/4             0.5%
                                                   *less than 0.1%

         The Holders response to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference.



ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESEPCT TO SECURITIES OF THE ISSUER

         See Response to Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A    Agreement and Plan of Merger, dated as of June 5, 2000 by
                      and between Kinnard Investments, Inc., Stockwalk.com
                      Group, Inc., a Minnesota corporation and SW Acquisition,
                      Inc., a Minnesota corporation (incorporated by reference to Exhibit 2.7 to Registration Statement No. 333-35544 on
                      Form S-2 filed June 23, 2000).

---------------------------                          ---------------------------
  CUSIP NO. 4970509105              13D                    PAGE 5 OF 5 PAGES
---------------------------                          ---------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Dated:  June 28, 2000                   STOCKWALK.COM GROUP, INC.


                                        By /s/ Philip T. Colton
                                           -------------------------------------
                                       Its Senior Vice President/General Counsel
                                           -------------------------------------